UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1 are the Notice of Extraordinary General Meeting and the related proxy materials for the Extraordinary General Meeting of the shareholders of Moolec Science SA (the “Company”) to be held virtually on October 20, 2026, at 9:00 a.m. Eastern Daylight Time (EDT). Matters submitted to the Extraordinary General Meeting include the approval of the voluntary winding up of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands and the Articles of Association of the Company; the appointment of Cassandra Ronaldson and Amiel Gottlieb, each of Interpath (Cayman) Limited, as Joint Voluntary Liquidators of the Company and the approval of their remuneration; the authorization of the Joint Voluntary Liquidators to retain the Company’s books and records for a period of five years following the date of dissolution of the Company and to destroy such books and records thereafter; and the authorization of the chairman of the Extraordinary General Meeting to adjourn the meeting to a later date or dates, if necessary or appropriate, to permit the further solicitation of proxies in the event that there are insufficient votes to approve, or otherwise in connection with the approval of, any of the foregoing proposals.

Exhibit List

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and related proxy materials of Moolec Science SA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

	By:	/s/ Romualdo Varela
	Name:	Romualdo Varela
	Title:	Director

Date: October 7, 2026

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